Exhibit 99.2

CITIBANK OMNI-S MASTER TRUST SERVICER'S CERTIFICATE

Defeasance Trust Agreement Series 2002-3
relating to
Citibank Omni-S Master Trust Series 2002-3

The undersigned, a Servicing Officer of Citibank (South Dakota), National Association, a national banking association ("Citibank SD"), as Servicer (the "Servicer") pursuant to the Defeasance Trust Agreement Series 2002-3 relating to Citibank Omni-S Master Trust Series 2002-3, dated as of December 6, 2005 (as amended, the "Trust Agreement"), by and among Citi Omni-S Finance LLC, a Delaware limited liability company, as Seller (the "Seller"), The Bank of New York Mellon, a New York banking corporation (formerly known as The Bank of New York (as successor to Bank One, National Association (formerly known as The First National Bank of Chicago))), as Trustee (in such capacity, the "Trustee"), as Securities Intermediary (in such capacity, the "Securities Intermediary") and as Paying Agent (in such capacity, the "Paying Agent"), hereby certifies that:

1.	Citibank SD is the Servicer under the Trust Agreement.

2.	The undersigned is a Servicing Officer, duly authorized to execute and deliver this Certificate to the Trustee.

3.
During the calendar year ended December 31, 2010, in the course of my duties as a Servicing Officer, I would normally obtain knowledge of any breach by the Servicer of any of its duties under the Trust Agreement that is likely to have a material adverse effect on any investor certificateholder.

4.
To the best of my knowledge, no breach by the Servicer of any of its duties under the Trust Agreement has occurred or is continuing that is likely to have a material adverse effect on any investor certificateholder.

IN WITNESS WHEREOF, the undersigned has duly executed this certificate this 28th day of March, 2011.

By: /s/ Andrew J. Lubliner
Andrew J. Lubliner
Servicing Officer